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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13D-1(B) (C) AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(B)

                                CASH SYSTEMS INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    14756B102
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                                 (CUSIP Number)

                                  MARCH 6, 2008
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)
         [X]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

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      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 14756B102                   13G                     PAGE 2 OF 7 PAGES
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  1       NAME OF REPORTING PERSON:
          COOKIE JAR LLC

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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /X/
                                                                        (b)  / /

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  3       SEC USE ONLY

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  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
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                        5     SOLE VOTING POWER
      NUMBER OF               0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY        6     SHARED VOTING POWER
        OWNED                 789,128
         BY           ----------------------------------------------------------
        EACH            7     SOLE DISPOSITIVE POWER
      REPORTING               0
       PERSON         ----------------------------------------------------------
        WITH:           8     SHARED DISPOSITIVE POWER
                              789,128
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  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          789,128
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  10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

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  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.3%
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  12      TYPE OF REPORTING PERSON*
          OO
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CUSIP NO. 14756B102                   13G                     PAGE 3 OF 7 PAGES
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  1       NAME OF REPORTING PERSON:
          DAVID B. WILLIAMS

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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

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  3       SEC USE ONLY

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  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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                        5      SOLE VOTING POWER
      NUMBER OF                0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER
        OWNED                  984,597
         BY           ----------------------------------------------------------
        EACH            7      SOLE DISPOSITIVE POWER
      REPORTING                0
       PERSON         ----------------------------------------------------------
        WITH:           8      SHARED DISPOSITIVE POWER
                               984,597
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  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          984,597
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  10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /


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  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.3%
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  12      TYPE OF REPORTING PERSON*
          IN, HC
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

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CUSIP NO. 14756B102                   13G                     PAGE 4 OF 7 PAGES
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  1       NAME OF REPORTING PERSON:
          WILLIAMS COOKIE JAR FOUNDATION
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  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) /X/
                                                                         (b) / /

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  3       SEC USE ONLY


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  4       CITIZENSHIP OR PLACE OF ORGANIZATION

          CONNECTICUT
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                        5      SOLE VOTING POWER
      NUMBER OF                0
       SHARES         ----------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER
        OWNED                  195,469
         BY           ----------------------------------------------------------
        EACH            7      SOLE DISPOSITIVE POWER
      REPORTING                0
       PERSON         ----------------------------------------------------------
        WITH:           8      SHARED DISPOSITIVE POWER
                               195,469
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  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          195,469
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  10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

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  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.0%
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  12      TYPE OF REPORTING PERSON*
          CO
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

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CUSIP NO. 14756B102                   13G                     PAGE 5 OF 7 PAGES
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ITEM 1(A).      NAME OF ISSUER:

                Cash Systems Inc. ("CSI")

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                7350 Dean Martin Drive
                Suite 309
                Las Vegas, Nevada 89139

ITEM 2(A).      NAME OF PERSON FILING:

                This Schedule 13G is being filed on behalf of the following persons (the "Reporting Persons"):

                  Cookie Jar LLC ("Cookie Jar")
                  David B. Williams ("Mr. Williams")
                  Williams Cookie Jar Foundation ("Foundation")

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                The principal business office of the Reporting Persons filing this Schedule 13G is located at 860 Canal Street, 3[rd] Floor, Stamford,
CT 06902.

ITEM 2(C).      CITIZENSHIP:

                  Cookie Jar        a Delaware limited liability company
                  Mr. Williams      a US citizen
                  Foundation        a Connecticut non-profit corporation

ITEM 2(D).      TITLE OF CLASS OF SECURITIES:

                This Schedule 13G is being filed with respect to the common stock, par value $0.001 per share ("Common Stock"), of CSI. The Reporting Persons' percentage ownership of Common Stock is based on 18,446,163 shares of Common Stock being outstanding.

                As of March 6, 2008, Cookie Jar beneficially owned 789,128 shares of Common Stock, Mr. Williams beneficially owned 984,597 shares of Common Stock and Williams Cookie Jar Foundation beneficially owned 195,469 shares of Common Stock.


ITEM 2(E).      CUSIP NUMBER:

                      14756B102

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

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CUSIP NO. 14756B102                   13G                     PAGE 6 OF 7 PAGES
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ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
13D-2(B) OR (C) CHECK WHETHER THE PERSON FILING IS:    ONE OF THE FOLLOWING


                Not applicable as this Schedule 13G is filed pursuant to Rule 13d-1(c).

ITEM 4.         OWNERSHIP:

                The information in items 1 and 5 through 11 on the cover pages (pp. 2 - 4) on this Schedule 13G is hereby incorporated by reference.


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:


                Not applicable


ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

                Please see Exhibit A attached
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ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not applicable.

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CUSIP NO. 14756B102                   13G                     PAGE 7 OF 7 PAGES
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ITEM 10.        CERTIFICATION


                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2008


        COOKIE JAR LLC                            DAVID B. WILLIAMS



            By:
                ---------------------                    -----------------------
                David B. Williams                        David B. Williams
                Manager




 WILLIAMS COOKIE JAR FOUNDATION



            By:     _____________________
                    David B. Williams
                    Sole Trustee

                                    EXHIBIT A

      The members of the group making this filing on Schedule 13G are: Cookie Jar LLC, Mr. Williams and Williams Cookie Jar Foundation.

                                    EXHIBIT B

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the common stock of Cash Systems Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated:     March 13, 2008


        COOKIE JAR LLC                            DAVID B. WILLIAMS



            By:
                ---------------------                    -----------------------
                David B. Williams                        David B. Williams
                Manager




 WILLIAMS COOKIE JAR FOUNDATION



            By:     _____________________
                    David B. Williams
                    Sole Trustee